UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

OncoGenex Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
68230A106
(CUSIP Number)
June 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		297,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

297,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

297,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		297,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

297,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

297,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Aaron Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		14,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,500

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Neil Reisman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,700

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,700

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Ivan Lieberburg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		40,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,000

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.7%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Christopher Fuglesang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	68230A106

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		297,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

297,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

297,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
OncoGenex Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1522 217th Place S.E.
Bothell, Washington 98021

Item 2(a).	Name of Person Filing:
This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Aaron Davis, Neil Reisman, Ivan Lieberburg, Christopher Fuglesang and Joseph Lewis (together with Boxer Capital and Boxer Management, Aaron Davis, Neil Reisman, Ivan Lieberburg, and Christopher Fuglesang the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. Messrs. Fuglesang and Davis are members of Boxer Capital. Messrs. Fuglesang, Davis, Reisman and Lieberburg are employed by Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The principal business address of the Boxer Capital, Aaron Davis, Neil Reisman, Ivan Lieberburg, and Christopher Fuglesang is: 991-C Lomas Santa Fe Dr, 411, Solana Beach, CA, 92075. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:
Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. Aaron Davis, Neil Reisman, Ivan Lieberburg, and Christopher Fuglesang are citizens of the United States. Joseph Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value, (the “Common Shares”).

Item 2(e).	CUSIP Number:
68230A106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
Boxer Capital, Boxer Management and Joseph Lewis beneficially own 297,500* Common Shares. Aaron Davis beneficially owns 14,500* Common Shares. Neil Reisman beneficially owns 3,700* Common Shares. Ivan Lieberburg beneficially owns 40,000* Common Shares. Christopher Fuglesang beneficially owns 5,000* Common Shares.
(b) Percent of class:
The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 5.4% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Aaron Davis represent 0.3% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Neil Reisman represent 0.1% of the

Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 0.7% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Christopher Fuglesang represent 0.1% of the Issuer’s outstanding Common Shares.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
Aaron Davis has the sole power to vote the 14,500* Common Shares he beneficially owns. Neil Reisman has the sole power to vote the 3,700* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to vote the 40,000* Common Shares he beneficially owns. Christopher Fuglesang has the sole power to vote the 5,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.
(ii) Shared power to vote or to direct the vote:
Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 297,500* Common Shares they beneficially own. Aaron Davis, Neil Reisman, Ivan Lieberburg, and Christopher Fuglesang do not have shared power to vote or direct the vote of any Common Shares.
(iii) Sole power to dispose or direct the disposition of:
Aaron Davis has the sole power to dispose of the 14,500* Common Shares he beneficially owns. Neil Reisman has the sole power to dispose of the 3,700* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to dispose of the 40,000* Common Shares he beneficially owns. Christopher Fuglesang has the sole power to dispose of the 5,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.
(iv) Shared power to dispose or to direct the disposition of:
Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 297,500* Common Shares they beneficially own. Aaron Davis, Neil Reisman, Ivan Lieberburg, and Christopher Fuglesang do not have shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 360,700 Common Shares which constitute approximately 6.5% of the Issuer’s 5,549,905 outstanding Common Shares (based on shares stated to be outstanding by the Issuer as of May 1, 2009 in the Issuer’s most recent form 10-Q filed with the Securities and Exchange Commission on May 7, 2009). Boxer Capital has shared voting and dispositive power with regard to the 297,500 Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. Messrs. Davis, Reisman Lieberburg and Fuglesang each hold the Common Shares directly owned by each of them in their respective personal accounts and each has sole voting and dispositive power over the Common Shares owned by each of them directly. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by Messrs. Davis, Reisman, Lieberburg and Fuglesang.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Only Boxer Capital has the right to receive dividends and the proceeds from sale of the Common Shares held by the Boxer Capital. Messrs. Davis, Reisman Lieberburg and Fuglesang each have the sole right to receive dividends and proceeds from the sale of the Common Shares directly owned by them, which are held by each of them in their respective personal accounts. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
1 Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: June 10, 2009
	By:	/s/ Christopher Fuglesang
		Name:	Christopher Fuglesang
		Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

AARON DAVIS
	By:	/s/ Aaron Davis
Aaron Davis, Individually

NEIL REISMAN
	By:	/s/ Neil Reisman
Neil Reisman, Individually

IVAN LIEBERBURG
	By:	/s/ Ivan Lieberburg
Ivan Lieberburg, Individually

CHRISTOPHER FUGLESANG
	By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Individually

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

Exhibit 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13G, dated June 10, 2009, with respect to the shares of OncoGenex Pharmaceuticals, Inc.’s Common Stock, par value $0.001 per share, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 10th day of June, 2009.

BOXER CAPITAL, LLC
By:	/s/ Christopher Fuglesang
	Name:	Christopher Fuglesang
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

AARON DAVIS
By:	/s/ Aaron Davis
Aaron Davis, Individually

NEIL REISMAN
By:	/s/ Neil Reisman
Neil Reisman, Individually

IVAN LIEBERBURG
By:	/s/ Ivan Lieberburg
Ivan Lieberburg, Individually

CHRISTOPHER FUGLESANG
By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Individually

JOSEPH LEWIS
By:	/s/ Joseph Lewis
Joseph Lewis, Individually